Consent of Independent Registered Public Accounting Firm

CampusU, Inc.
Leesburg, Virginia

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated June 14, 2007, except for the “Risks and Liquidity” section of Note 1, as to which the date is October 5, 2007 and except for the effected stock split cited in Note 14, as to which the date is _________, relating to the consolidated financial statements of CampusU, Inc. and Subsidiary, which is contained in that Prospectus. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

Bethesda, Maryland
November 13, 2007